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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

             Certification and Notice of Termination of Registration
           under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13
                and 15(d) of the Securities Exchange Act of 1934.

                        Commission File Number: 333-37475

                  Caterair International Transition Corporation
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             (Exact name of registrant as specified in its charter)

        524 E. Lamar Boulevard, Arlington, Texas 76011-3999 (817)792-2123
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          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

             Guarantee of 9 1/4% Senior Subordinated Notes due 2007
                       of SC International Services, Inc.
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            (Title of each class of securities covered by this Form)

                                      None
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          (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


Rule 12g-4(a)(1)(i)          /   /      Rule 12h-3(b)(1)(ii)        /   /
Rule 12g-4(a)(1)(ii)         /   /      Rule 12h-3(b)(2)(i)         /   /
Rule 12g-4(a)(2)(i)          /   /      Rule 12h-3(b)(2)(ii)        /   /
Rule 12g-4(a)(2)(ii)         /   /      Rule 15d-6                  / x /
Rule 12h-3(b)(1)(i)          /   /

         Approximate number of holders of record as of January 2, 1998: One.*

         Pursuant to the requirements of the Securities Exchange Act of 1934, Caterair International Transition Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date: January 14, 1998                      By:    /s/ Thomas J. Lee
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                                                   Thomas J. Lee
                                                   President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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         *        The Depository Trust Company has advised the Registrant that, as of January 2, 1998, there were 23 participants with respect to the securities.